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                                             File No. 70-




                SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC 20549


                             FORM U-1

                     APPLICATION/DECLARATION

                              UNDER

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935




                   NEW ENGLAND ELECTRIC SYSTEM
                        25 Research Drive
                 Westborough, Massachusetts 01582

           (Name of company filing this statement and address of principal executive office)




                   NEW ENGLAND ELECTRIC SYSTEM

   (Name of top registered holding company parent of applicant)




Michael E. Jesanis                 Robert King Wulff
Treasurer                          Corporation Counsel
25 Research Drive                  25 Research Drive
Westborough, Massachusetts 01582   Westborough, Massachusetts 01582

              (Names and addresses of agents for service)

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Item 1.  Description of Proposed Transaction
--------------------------------------------

     By this Application/Declaration, New England Electric System
(NEES) seeks Commission authorization to enter into financing arrangements with a syndicate of participating banks (the Banks) led by Merrill Lynch Capital Corporation (MLCC), as arranger and syndication agent (the Credit Agreement) pursuant to which NEES may borrow up to $500 million. NEES also seeks authority to issue commercial paper or to otherwise engage in short-term borrowing up to $500 million. The maximum aggregate amount of debt outstanding hereunder, whether commercial paper or bank debt would not exceed $500 million at any one time.

     Background
     ----------

     New England Electric System (NEES) is a voluntary association created in Massachusetts by an Agreement and Declaration of Trust dated January 2, 1926, as amended, and is a registered holding company under the Public Utility Holding
Company Act of 1935 (the Act).

     Pursuant to Commission's order in File No. 70-8901, NEES is authorized to issue and sell short-term promissory notes to banks up to a maximum aggregate principal amount outstanding at any time not exceeding $100 million. This borrowing authority expires October 31, 1998. The authority requested in this filing is intended to supersede such existing authorization.

     As reported in NEES' disclosure documents, its subsidiaries, New England Power Company (NEP) and The Narragansett Electric Company (Narragansett) have entered into an asset purchase agreement for the sale of their non-nuclear generation business to U.S. Generating Company. Consummation of the sale, and receipt of the sales price, is subject to Commission approval (to be done under a separate filing), among other regulatory approvals. At the time of announcing the sale agreement (August
1997), NEES announced a share buyback program of its own common shares in an amount not to exceed 5 million shares. Funds borrowed could be used, subject to meeting margin requirements, to facilitate the share buyback. In addition, NEES may need to make investments in anticipation of receipt of the sale proceeds in order to prudently re-deploy funds obtained through the sale. NEES may also need to make contributions to NEP pending consummation of the sale. For instance, NEP may need to buy out of an independent power producer contract. The NEES oil and gas subsidiary, New England Energy Incorporated, plans to sell its assets by the end of 1997 or the beginning of 1998 and NEP will be charged for the losses incurred upon that sale. Borrowings could also be made for other general corporate purposes.

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     The authority requested herein is for five years.

     NEES does not have an ownership interest in an exempt wholesale generator (EWG) or a foreign utility company (FUCO) as defined in Sections 32 and 33 of the Act. Additionally, NEES is not a party to, nor does it have any rights under, a service, sales, or construction agreement with an EWG or a FUCO. NEES shall comply with the requirements of Rule 53 of the Act in connection with EWG and FUCO acquisitions and financings. To the extent that any monies from the borrowings hereunder are used to invest in, or otherwise acquire an interest in the business of, any EWGs or FUCOs, NEES will comply with the Commission's orders in File No. 70-8783 (Release No. 35-26504 dated April 15, 1996, as supplemented by Release No. 35-26729 dated June 10, 1997).


     Borrowings from Banks - Credit Agreement
     ----------------------------------------

     NEES proposes to enter into the Credit Agreement described herein with MLCC, as arranger and syndication agent, and a group of banks. MLCC has not yet put together the bank syndication. Exhibit B-1, a term sheet, provides a detailed outline of the proposed principal terms of the Credit Agreement. A draft of the Credit Agreement, Exhibit B-2 to this filing, will be filed by amendment.

     The Credit Agreement provides for a revolving facility of $500 million which reduces to $400 million after three years and to $300 million after four years. The term would be for five years. NEES would have the following interest rate options during the term of the Credit Agreement:


     (1) LIBOR Borrowings - NEES may borrow at a periodic fixed Eurodollar rate with maturities of 1, 2, 3, or 6 months at the then applicable LIBOR for such maturities plus a margin over LIBOR (the LIBOR Margin), payable at the end of each interest period or quarterly for interest periods longer than 3 months. The LIBOR Margin would vary according to one level lower than the lowest debt rating assigned by Standard & Poors or Moody's Investor Service, respectively, of any of NEP's senior secured debt rating (so long as NEP has a senior secured debt rating and otherwise, NEP's senior debt rating), Narragansett's senior secured debt rating, and Massachusetts Electric Company's senior secured debt rating.

     (2) Base Rate Borrowings - NEES may borrow at the highest of (i) the Administrative Agent's base rate, (ii) 1/2 of one percent per annum above the latest three-week moving average of secondary market offering rates in
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          the United States for three-month certificates of
          deposit of major U.S. money market banks adjusted to the nearest 1/4 of 1 percent and (iii) 1/2 of one percent per annum above the federal funds rate.
          Such base rate borrowings would be payable quarterly in arrears and would be calculated on the basis of a 365/366 day year.

     (3) Competitive Bid Borrowings - NEES may be able to borrow at the rate obtained through Competitive Bids. NEES may request competitive bids for an aggregate outstanding amount not to exceed $100 million (of the $500 million facility). Banks may, at the request of NEES, but without obligation, bid competitively to make loans at rates determined by each Bank and with maturities requested by NEES. The Banks' bids will be accepted by NEES in order of effective cost, starting with the bid at the lowest rate.

     Under the Credit Agreement, a facility fee would be payable on the percentage amount of each Bank's obligation to make advances to NEES under the Credit Agreement multiplied by no more than 11 basis points plus the Applicable Percentage (the Facility
Fee). The Applicable Percentage would also vary according to debt rating, as described above for the LIBOR Margin. The Facility Fee is payable upon each Bank's commitment, irrespective of usage. The Facility Fee is payable by NEES quarterly in arrears.

     An arrangement and syndication fee is set forth in Exhibit
C.

     The administration of the Credit Agreement will be conducted by the Administrative Agent for an annual fee to be negotiated.

     The Credit Agreement will be unsecured. NEES has the option of reducing the commitments under the Credit Agreement, or making prepayments at any time without penalty.

     Cost of Funds
     -------------

     Pricing for the Credit Agreement has not yet been negotiated. However, based upon the current senior secured long term debt ratings of NEES subsidiaries, the initial effective cost of funds borrowed under the Credit Agreement (including the Facility Fee) should not exceed 30 basis points over LIBOR, excluding expenses. The cost of funds (including the Facility
Fee) could increase up to no more than 50 basis points over LIBOR, excluding expenses, dependent upon changes in the debt ratings of the NEES subsidiaries. Final pricing will be supplied by amendment.
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     Borrowings from Banks - Short-term
     ----------------------------------

     NEES may also make arrangements with certain banks for short-term lines of credit, for various purposes, including support of commercial paper.

     The proposed borrowings from banks by NEES will be evidenced by notes payable maturing in less than one year from the date of issuance.

     NEES will negotiate with banks the interest costs of such borrowings. NEES pays fees to the banks in lieu of compensating balance arrangements. The effective interest cost of borrowings from a bank will not exceed the greater of the bank's base or prime lending rate, or the rate published in the Wall Street Journal as the high federal funds rate, plus, in either case, one percent. Certain of such borrowings may be without prepayment privileges. Based on the current base lending rate of 8.25% and an equivalent or lower high federal funds rate, the effective interest costs of such borrowing would not exceed 9.25% per annum.

     Payment of any short-term promissory notes prior to maturity will be made on the basis most favorable to NEES, taking into account fixed maturities, interest rates, and any other relevant financial consideration.


     Sale of Commercial Paper to Dealers
     -----------------------------------

     NEES proposes to issue and sell commercial paper directly to one or more nationally recognized commercial paper dealers (CP
Dealer).  Initially the CP Dealer will be CS First Boston
Corporation and/or Merrill Lynch Money Markets Incorporated, but this may change as warranted.

     The commercial paper so issued and sold will satisfy the requirements of Section 3(a)(3) of the Securities Act of 1933 and be in the form of unsecured promissory notes having varying maturities of not in excess of 270 days. Actual maturities will be determined by market conditions, the effective interest cost to NEES, and NEES' cash requirements at the time of issuance.
The commercial paper will be in denominations of not less than $50,000. The terms of the commercial paper will not provide for prepayment prior to maturity. The commercial paper will be purchased by the CP Dealer from the issuer at a discount which will not be in excess of the discount then prevailing for commercial paper of comparable quality and maturity which is sold to commercial paper dealers. The CP Dealer will initially reoffer the commercial paper at a discount rate not more than 1/8 of 1% per annum less than the prevailing discount rate to NEES.
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     The effective interest cost to NEES of commercial paper will generally not exceed the effective interest cost of the base lending rate at BankBoston (formerly The First National Bank of Boston). However, the effective interest cost of such paper is based on the supply of, and demand for, that and similar paper at the time of sale. Specifically, on several previous occasions short-term money markets have become very volatile during brief periods of extraordinary demand, and the interest costs of commercial paper have exceeded bank base rates. Because such volatile market conditions usually exist for brief periods, it is not anticipated that any sale of commercial paper with interest costs in excess of bank base rates would have a significant marginal impact on the annual interest cost of NEES. Therefore, while it is not anticipated that the effective annual cost of borrowing through commercial paper will exceed the annual base rate borrowing from BankBoston, in order to obtain maximum flexibility during the periods described above, commercial paper may be issued with a maturity of not more than 90 days with an effective cost in excess of the then-existing lending rate.

     The decision to borrow from banks or issue commercial paper will be based on the cost of such funds and their availability for the anticipated borrowing period.

     Filing of Certificates of Notification
     ---------------------------------------

     Within 45 days after the end of each calendar quarter, NEES will file a certificate of notification covering the transactions effected pursuant to the authority requested herein during such quarter. Such certificate will show the dates and amounts of all new money borrowings, whether by issuance of notes to banks or by sale of commercial paper, the names of the lenders, the maximum concurrent amount of notes outstanding to banks and CP Dealers, the aggregate total outstanding at any one time, and the aggregate total outstanding at the end of such quarter. Each certificate will include, with respect to the issue and sale of commercial paper, the effective interest cost for such promissory note issued as commercial paper. The final certificate of notification will be accompanied by the required past tense opinion of counsel.

Item 2.  Fees, Commissions and Expenses
---------------------------------------

     In addition to the fees described in Item 1, NEES will pay the fees and expenses of MLCC's counsel, Sherman & Sterling, of New York. Certain services are to be performed at the actual cost by New England Power Service Company, (NEPSCO) an affiliated service company, operating pursuant to the provisions of Section 13 of the Act and the Commission's rules thereunder. The
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services of NEPSCO will consist principally of services performed by the Executive and Administrative Department, the Corporate Department (including attorneys), the Treasury Department (including accountants and financial analysts), and the Office Service Department, and are estimated not to exceed $12,000.


Item 3.  Applicable Statutory Provisions
----------------------------------------

     Sections 6(a) and 7 of the Act are applicable to the issue and sale of notes by NEES to banks and CP Dealers. The payment of indebtedness from the proceeds of the proposed borrowings is exempted from Sections 9(a) and 12 of the Act by Rule 42.

Item 4.  Regulatory Approval
----------------------------

     No state commission and no Federal commission (other than the Securities and Exchange Commission) has jurisdiction over the issue and sale of the notes by NEES.


Item 5.  Procedure
------------------

     It is requested that the Commission take action with respect to this Application/Declaration without a hearing being held and that an order be issued allowing this Application/Declaration to become effective on or before November 15, 1997 or as soon as practicable.

     NEES (i) does not request a recommended decision by a hearing officer, (ii) does not request a recommended decision by any other responsible officer of the Commission, (iii) hereby specifies that the Division of Corporate Regulation may assist in the preparation of the Commission's decision, and (iv) hereby requests that there be no 30-day waiting period between the date of issuance of the Commission's order and the date on which it is to become effective.
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Item 6.  Exhibits and Financial Statements
------------------------------------------

     (a)  Exhibits

           B-1 Term Sheet

          *B-2 Draft Credit Agreement

           C   Arrangement and Syndication Fee

          *F   Opinion of Counsel

           H   Proposed Form of Notice

         *To be supplied by amendment.


     (b)  Financial Statements

          1    Balance Sheets of NEES and of NEES and
               Subsidiaries Consolidated, as of June 30, 1997, on an actual basis. (1)

          2 Statements of Income and Retained Earnings of NEES and of NEES and Subsidiaries Consolidated for the twelve months ended June 30, 1997.

          3    Pro Forma to the Capital Structure of NEES

     (1) The proposed transactions will have no material effect on the Balance Sheets of NEES or of NEES and Subsidiaries Consolidated; therefore, pro forma statements, except as provided in 3, are omitted.

     Since the date of the balance sheets, there have been no material changes which were not in the ordinary course of business.

     A Financial Data Schedule is also provided.

Item 7.  Information as to Environmental Effects
------------------------------------------------

     The proposed transaction does not involve a major Federal
action significantly affecting the quality of the human
environment.
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                            SIGNATURE
                            ---------

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer thereunto duly authorized.



                                   NEW ENGLAND ELECTRIC SYSTEM

                                   s/Michael E. Jesanis

                                   ___________________________
                                   Michael E. Jesanis
                                   Vice President and
                                   Treasurer

Date: September 23, 1997


The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of The Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.